EXHIBIT 99.1

Optimi Health Completes MDMA Production for Phase 3 PTSD Trial in Canada, MAPS Trial in Israel and Commercial Supply in Australia

Batch sufficient to supply the proposed Canadian Phase 3 trial, a clinical trial in Israel in partnership with MAPS and a commercial export to treat PTSD in Australia

Health Canada-authorized trial to evaluate efficacy and safety of two sessions of MDMA-assisted therapy in up to 100 veterans and frontline workers

VANCOUVER, British Columbia, Oct. 20, 2026 (GLOBE NEWSWIRE) --  Optimi Health Corp. (Nasdaq: OPTH, CSE: OPTI, FSE: 8BN) ("Optimi" or the "Company"), a commercial-stage pharmaceutical manufacturer of regulated psychedelic drug products, today announced the completion of its latest production batch of its MDMA (3,4-methylenedioxymethamphetamine) finished drug product. The capsules were manufactured at Optimi’s GMP facility in Princeton, British Columbia, under its Health Canada Drug Establishment Licence, and are expected to supply three programs: the recently announced proposed Phase 3 clinical trial of MDMA-assisted therapy in Canada (the “Proposed Phase 3 Trial”) for the treatment of post-traumatic stress disorder ("PTSD"), its next commercial export to Australia planned before the end of 2026, and a previously announced clinical trial in Israel in partnership with the Multidisciplinary Association for Psychedelic Studies ("MAPS").

The Proposed Phase 3 Trial is intended to enroll up to 100 participants across multiple sites in Canada, focusing on veterans and current or former frontline workers. Participants are expected to receive the Company's synthetic MDMA hydrochloride, supplied in two dosage formats, during two supervised sessions combining MDMA and psychotherapy spaced several weeks apart, with follow-up evaluations after the final session. The primary efficacy endpoint will be change in the Clinician-Administered PTSD Scale (CAPS-5), which is the standard clinician-rated instrument for assessing PTSD severity. The Proposed Phase 3 Trial is expected to begin in 2027.

Optimi has received Australian import permits for MDMA, with the next shipment planned before the end of 2026 to supply clinics and pharmacies across the country through Optimi Australia. In Australia, clinicians are authorized to prescribe MDMA capsules to patients with PTSD under the Therapeutic Goods Administration's Authorised Prescriber Scheme, with reimbursement from public and private payers including the Department of Veterans' Affairs, the National Disability Insurance Scheme, WorkCover, and Medibank. More than 750 clinicians have completed Mind Medicine Australia’s Certificate in Psychedelic-Assisted Therapies, and Optimi is not aware of any reported serious adverse events among patients since commercial supply began in 2024.

"Veterans in Australia can already access MDMA-assisted therapy through their own government. Veterans in Canada cannot,” said Dane Stevens, Optimi Chief Executive Officer and Co-Founder. "The Canadian Phase 3 trial is how we hope to close that gap, and the medicine for that trial is already made. We are proud to supply MDMA commercially to clinics in Australia, and we are keeping a keen eye on the United States and other jurisdictions as access expands.”

The safety and efficacy of MDMA-assisted therapy to treat PTSD is still under investigation in Canada, and none of Optimi’s MDMA drug products have received market authorization by Health Canada.

As previously announced on November 26, 2025, Optimi supplies the MDMA capsules for MAPS Israel’s Healing October 7th project, which includes a clinical trial for PTSD that has received formal approval from the Israeli Ministry of Health. Further details on this clinical trial can be found in Optimi’s November 26, 2025 press release.

About Optimi Health Corp.

Optimi Health Corp. is a commercial-stage pharmaceutical company focused on manufacturing and distributing GMP-grade psychedelic drug products for mental health therapies. As a Health Canada-licensed pharmaceutical manufacturer, Optimi produces validated MDMA and botanical psilocybin drug products at its GMP-compliant facilities in British Columbia, Canada. Optimi supplies both active pharmaceutical ingredients and finished dosage forms to regulated clinical and therapeutic programs internationally, with products currently prescribed to patients in Australia under the country’s Authorised Prescriber Scheme and accessible in Canada through the Special Access Program.

For more information, please visit optimi.net.

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws, including statements regarding the Proposed Phase 3 Trial, the anticipated enrolment of patients in such trial, the anticipated structure, timing, evaluation metrics and other key components of such trial, the utilization of the data derived from the trial, and the ability to conduct evaluations as part of the trial, the potential benefits of MDMA, the planned export of MDMA to Australia and Israel and the timing thereof, the anticipated use of this production batch, the Company’s ability to manufacture and ship products from its Canadian facility, and the Company’s positioning in the regulated psychedelic medicine market. Forward-looking statements and forward-looking information are often identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “estimates,” “may,” “will,” “would,” “could,” or similar expressions. Forward-looking statements and forward-looking information are based on several assumptions and are subject to a number of known and unknown risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Accordingly, there are or will be important factors that may cause actual results to differ from expected results. These factors include those described under “Risk Factors” in the Company’s registration statement on Form F-1, as amended, and other filings with the U.S. Securities and Exchange Commission made from time to time which are available at www.sec.gov and on SEDAR+ at www.sedarplus.ca and in the Company’s continuous disclosure filings available under its SEDAR+ profile at www.sedarplus.ca. These forward-looking statements reflect current expectations of management regarding future events and speak only as of the date of this press release. Except as expressly required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of them or assess the impact of each factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

Neither the Canadian Securities Exchange nor the Canadian Investment Regulatory Organization accepts responsibility for the adequacy or accuracy of this release.

Company Contact:
Dane Stevens, CEO
(778) 761-4551
investors@optimi.net

Investor Relations Contact:
CORE IR
IR@Optimi.net

Australian Inquiries:
Adrian Jones, Commercial Lead, Optimi Australia
adrian@optimihealth.ca
www.optimi.com.au